EXHIBIT 99.3

CONSENT OF EXPERT

December 14, 2012

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office, Office of the Attorney General
Securities Commission of Newfoundland and Labrador

CONSENT OF QUALIFIED PERSON

I, R.V. Zalnieriunas, consent to the public filing of the technical report titled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Québec, Canada, Updated Mineral Resource Estimate” and dated 14 December, 2012 (the “Technical Report”) by Quest Rare minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the press release dated 31 October, 2012 of Quest Rare Minerals Ltd.

I confirm that I have read the press release dated 31 October, 2012 filed by Quest Rare Minerals Ltd. and that it fairly represents the information in the sections of the technical report for which I am responsible.

Dated this 14th December, 2012

“R.V. Zalnieriunas” {signed and sealed}

R.V. Zalnieriunas, P.Geo.

Principal, R.V. Zalnieriunas Consulting